As filed with the Securities and Exchange Commission on June 2, 2022.
Registration Nos. 333-255533
811-00266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. ___	☐
Post-Effective Amendment No. 2	☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 66	☒
(Check Appropriate Box or Boxes)

TRI-CONTINENTAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

290 Congress Street, Boston, Massachusetts 02210
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (800) 345-6611

Daniel J. Beckman c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02210	Ryan C. Larrenaga, Esq. c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02210
(Name and Address of Agents for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).
EXPLANATORY NOTE
This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-255533) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 2 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 2 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION
Item 25. Financial Statements and Exhibits
1. Financial Statements
Part A. Financial Highlights for the ten years ended December 31, 2021; Table for the ten years ended December 31, 2021 under the caption “Senior Securities - $2.50 Cumulative Preferred Stock.”
Part B. The required financial statements are included in the Corporation’s 2021 Annual Report, which is incorporated by reference into the Statement of Additional Information. These statements include: Portfolio of Investments at December 31, 2021; Statement of Assets and Liabilities at December 31, 2021; Statement of Capital Stock and Surplus at December 31, 2021; Statement of Operations for the year ended December 31, 2021; Statements of Changes in Net Investment Assets for the years ended December 31, 2021 and 2020; Notes to Financial Statements; Financial Highlights for the five years ended December 31, 2021; Report of Independent Registered Public Accounting Firm.
The Funds’ future stockholder reports are hereby incorporated by reference.
2. Exhibits
Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(a)	Amended and Restated Charter of the Registrant	Incorporated by Reference	Tri-Continental Corporation	333-50295	Registration Statement on Form N-2	2a	4/16/1998
(b)	Amended and Restated By-laws of the Registrant	Incorporated by Reference	Tri-Continental Corporation	333-104669	Post-Effective Amendment #19 on Form N-2	(b)	3/14/2016
(c)	Not applicable
(d)(1)	Specimen certificates of Common Stock	Incorporated by Reference	Tri-Continental Corporation		Registration Statement on Form N-2		3/6/1981
(d)(2)	Specimen certificates of $2.50 Cumulative Preferred Stock	Incorporated by Reference	Tri-Continental Corporation		Registration Statement on Form N-2		3/6/1981
(d)(3)	Specimen of Warrant of the Registrant	Incorporated by Reference	Tri-Continental Corporation	333-104669	Post-Effective Amendment #12 on Form N-2	(d)(3)	4/9/2013
(d)(4)	Form of Subscription Certificate Subscription Right for shares of Common Stock	Incorporated by Reference	Tri-Continental Corporation		Post-Effective Amendment on Form N-2		9/17/1992
(d)(5)	The Registrant’s Charter is the constituent instrument defining the rights of the $2.50 Cumulative Preferred Stock, par value $50, and the Common Stock of the Registrant	Incorporated by Reference	Tri-Continental Corporation	333-50295	Registration Statement on Form N-2	2a	4/16/1998
(e)	Registrant’s Automatic Dividend Investment and Cash Purchase Plan is set forth in Registrant’s Prospectus which is filed as Part A of this Registration Statement
(f)	Not applicable
(g)	Management Agreement between the Registrant and Columbia Management Investment Advisers, LLC	Incorporated by Reference	Tri-Continental Corporation	333-104669	Post-Effective Amendment #20 on Form N-2	(g)	4/28/2016
(h)	Not Applicable
(i)	Deferred Compensation Plan, adopted as of December 31, 2020	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #218 on Form N-1A	(f)	2/25/2021

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(j)	Second Amended and Restated Master Global Custody Agreement the Registrant and JPMorgan Chase Bank, N.A.	Incorporated by Reference	Columbia Funds Series Trust	333-89661	Post-Effective Amendment #93 on Form N-1A	(g)(3)	5/27/2011
(k)(1)	Stockholder Service Agent Agreement, dated March 1, 2016, between the Registrant and Columbia Management Investment Services Corp.	Incorporated by Reference	Tri-Continental Corporation	333-104669	Post-Effective Amendment #19 on Form N-2	(k)(2)	3/14/2016
(k)(1)(i)	Schedule A, dated July 1, 2021, and Schedule B to the Stockholder Service Agent Agreement, dated March 1, 2016, between the Registrant and Columbia Management Investment Services Corp.	Filed Herewith	Tri-Continental Corporation	333-255533	Post-Effective Amendment #2 on Form N-2	(k)(1)(i)	6/2/2022
(k)(2)	Master InterFund Lending Agreement, dated May 1, 2018	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #179 on Form N-1A	(h)(11)	5/25/2018
(k)(2)(i)	Schedule A and Schedule B, effective December 7, 2021, to the Master Inter-Fund Lending Agreement dated May 1, 2018	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #227 on Form N-1A	(h)(9)(i)	12/7/2021
(k)(3)	Fund of Funds Investment Agreement, dated January 24, 2022, between First Trust Portfolios L.P. and Tri-Continental Corporation and Columbia Seligman Premium Technology Growth Fund	Filed Herewith	Tri-Continental Corporation	333-255533	Post-Effective Amendment #2 on Form N-2	(k)(3)	6/2/2022
(k)(4)	Fund of Funds Investment Agreement, dated January 24, 2022, between First Trust CEF Income Opportunity ETF and Tri-Continental Corporation and Columbia Seligman Premium Technology Growth Fund	Filed Herewith	Tri-Continental Corporation	333-255533	Post-Effective Amendment #2 on Form N-2	(k)(4)	6/2/2022
(l)	Opinion and Consent of Counsel	Incorporated by Reference	Tri-Continental Corporation	333-236947	Registration Statement on Form N-2	(l)	3/6/2020
(m)	Not Applicable
(n)	Consent of Independent Registered Public Accounting Firm: Not Applicable
(o)	Not Applicable
(p)	Not Applicable
(q)(1)	The Columbia Threadneedle Investments SIMPLE Individual Retirement Custodial Account Kit	Incorporated by Reference	Tri-Continental Corporation	333-255533	Post-Effective Amendment #1 on Form N-2	(q)(1)	4/27/2021
(q)(2)	The Columbia Threadneedle Investments Traditional IRA, Roth IRA and SEP IRA Kit	Incorporated by Reference	Tri-Continental Corporation	333-255533	Post-Effective Amendment #1 on Form N-2	(q)(2)	4/27/2021
(q)(3)	Tri-Continental Corporation Authorization Form	Incorporated by Reference	Tri-Continental Corporation	333-255533	Post-Effective Amendment #1 on Form N-2	(q)(3)	4/27/2021
(q)(4)	Tri-Continental Corporation Address Change Form	Incorporated by Reference	Tri-Continental Corporation	333-255533	Post-Effective Amendment #1 on Form N-2	(q)(4)	4/27/2021
(q)(5)	Tri-Continental Corporation IRA Distribution Request Form	Incorporated by Reference	Tri-Continental Corporation	333-255533	Post-Effective Amendment #1 on Form N-2	(q)(5)	4/27/2021

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(q)(6)	Tri-Continental Corporation Name Change Authorization Form	Incorporated by Reference	Tri-Continental Corporation	333-255533	Post-Effective Amendment #1 on Form N-2	(q)(6)	4/27/2021
(r)(1)	Code of Ethics adopted under Rule 17j-1 for Registrant, effective March 2019	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #68 on Form N-1A	(p)(1)	4/26/2019
(r)(2)	Columbia Threadneedle Investments Global Personal Account Dealing and Code of Ethics, effective December 2021	Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #392 on Form N-1A	(p)(2)	2/17/2022
Item 26. Marketing Arrangements
Not Applicable.
Item 27. Other Expenses of Issuance and Distribution

Registration fees	0
NYSE listing fees	0
Registrar fees	0
Legal fees	0
Accounting fees	0
Miscellaneous (mailing, etc.)	0
Item 28. Persons Controlled by or Under Common Control with Registrant.
Seligman Data Corp., a New York Corporation, is owned by the Registrant and certain associated investment companies. The Registrant’s investment in Seligman Data Corp. is recorded at a cost of $43,681, as of December 31, 2021..
Item 29. Number of Holders of Securities.
As of March 31, 2022
Title of Class	Number of Recordholders
$2.50 Cumulative Preferred	114
Common Stock	9,891
Warrants	72
Item 30. Indemnification.
Reference is made to the provisions of Article Eleventh of Registrant’s Amended and Restated Charter filed as an exhibit to Registrant’s Registration Statement on Form N-2 filed on April 16, 1998 and Article X of Registrant’s Amended and Restated By-laws filed on March 14, 2016 as Exhibit (b) to Post-Effective Amendment No. 19 to Registration Statement No. 333-104669 of the Registrant on Form N-2.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised by the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of Investment Adviser.
To the knowledge of the Registrant, none of the directors or officers of Columbia Management Investment Advisers, LLC (Columbia Management), the Registrant’s investment adviser, except as set forth below, are or have been, at any time during the Registrant’s past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

Columbia Management, a wholly owned subsidiary of Ameriprise Financial, Inc., performs investment advisory services for the Registrant and certain other clients. Information regarding the business of Columbia Management and the directors and principal officers of Columbia Management is also included in the Form ADV filed by Columbia Management with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-25943), which is incorporated herein by reference. In addition to their position with Columbia Management, certain directors and officers of Columbia Management also hold various positions with, and engage in business for, Ameriprise Financial, Inc. or its other subsidiaries.
Item 32. Location of Accounts and Records
Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder include:
■	Registrant, 290 Congress Street, Boston, MA, 02210 and 485 Lexington Avenue,12th Fl, New York, NY 10017;
■	Registrant’s investment adviser and administrator, Columbia Management Investment Advisers, LLC, 290 Congress Street, Boston, MA 02210;
■	Registrant’s transfer agent, Columbia Management Investment Services Corp., 290 Congress Street, Boston, MA 02210 and 10 Memorial Boulevard, 10th Floor, Providence, RI 02903;
■	Registrant’s custodian, JPMorgan Chase Bank, N.A., 1 Chase Manhattan Plaza, New York, NY 10005;
■	Registrant’s sub-transfer, dividend-paying and stockholder services agent, DST Asset Manager Solutions, Inc., 430 W 7th Street, Ste 219371, Kansas City, MO 64105-1407; and
■	Ameriprise Financial Services, LLC, 707 Second Avenue South, Minneapolis, MN 55402.
In addition, Iron Mountain Records Management is an off-site storage facility housing historical records that are no longer required to be maintained on-site. Records stored at this facility include various trading and accounting records, as well as other miscellaneous records. The address for Iron Mountain Records Management is 920 & 950 Apollo Road, Eagan, MN 55121, 175 Bearfoot Road, Northborough, MA, 01532 and 26 Parkway Drive, Scarborough, ME 04074.
Certain information on the above-referenced physical possession of accounts, books and other documents is also included in the Registrant’s filing on Form N-CEN filed with the Securities and Exchange Commission on March 15, 2022.
Item 33. Management Services
Not Applicable.
Item 34. Undertakings
I. Registrant undertakes:
(a)that, for the purpose of determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
(b)The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)The undersigned Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, TRI-CONTINENTAL CORPORATION has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and the Commonwealth of Massachusetts on the 2nd day of June, 2022.
TRI-CONTINENTAL CORPORATION
By:	/s/ Daniel J. Beckman
Daniel J. Beckman Director and President
Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 2nd day of June, 2022.
Signature	Capacity	Signature	Capacity
/s/ Daniel J. Beckman	Director and President (Principal Executive Officer)	/s/ Kathleen A. Blatz*	Director
Daniel J. Beckman		Kathleen A. Blatz
/s/ Michael G. Clarke*	Chief Financial Officer, Principal Financial Officer and Senior Vice President	/s/ Pamela G. Carlton*	Director
Michael G. Clarke		Pamela G. Carlton
/s/ Joseph Beranek*	Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Principal Financial Officer	/s/ Patricia M. Flynn*	Director
Joseph Beranek		Patricia M. Flynn
/s/ Douglas A. Hacker*	Director and Co-Chair of the Board	/s/ Brian J. Gallagher*	Director
Douglas A. Hacker		Brian J. Gallagher
/s/ Catherine James Paglia*	Director and Co-Chair of the Board	/s/ Minor M. Shaw*	Director
Catherine James Paglia		Minor M. Shaw
/s/ George S. Batejan*	Director	/s/ Sandra Yeager*	Director
George S. Batejan		Sandra Yeager

*	By: Name:	/s/ Joseph D’Alessandro
Joseph D’Alessandro** Attorney-in-fact
**	Executed by Joseph D’Alessandro on behalf of Michael G. Clarke pursuant to a Power of Attorney, dated February 1, 2021, on behalf of Joseph Beranek pursuant to a Power of Attorney, dated January 3, 2020, on behalf of Sandra Yeager pursuant to a Power of Attorney, dated June 1, 2020, on behalf of Brian Gallagher pursuant to a Power of Attorney, dated February 14, 2020, on behalf of Douglas Hacker pursuant to a Power of Attorney, dated December 22, 2021, and on behalf of each of the other Directors pursuant to a Power of Attorney, dated February 1, 2018.

Columbia Seligman Premium Technology Growth Fund, Inc.
Tri-Continental Corporation
(each a “Registrant”)
POWER OF ATTORNEY
Each of the undersigned, as directors of the above listed investment companies that previously have filed registration statements and amendments thereto pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940 with the Securities and Exchange Commission, constitutes and appoints, Christopher O. Petersen, Paul B. Goucher, Michael E. DeFao, Ryan C. Larrenaga, Joseph D’Alessandro, and Megan E. Garcy, each individually, his or her true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as a director of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of common stock, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked with respect to any undersigned director by any subsequent power of attorney the undersigned may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.

Dated: the 1st day of February, 2018

/s/ Edward J. Boudreau	Director and Chair of the Board	/s/ Patricia M. Flynn	Director
Edward J. Boudreau		Patricia M. Flynn
/s/ George S. Batejan	Director	/s/ Catherine James Paglia	Director
George S. Batejan		Catherine James Paglia
/s/ Kathleen A. Blatz	Director	/s/ Minor M. Shaw	Director
Kathleen A. Blatz		Minor M. Shaw
/s/ Pamela G. Carlton	Director	/s/ William F. Truscott	Director
Pamela G. Carlton		William F. Truscott
/s/ William P. Carmichael	Director
William P. Carmichael

Columbia Seligman Premium Technology Growth Fund, Inc.
Tri-Continental Corporation
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned, as director of the above listed investment companies that previously have filed registration statements and amendments thereto pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940 with the Securities and Exchange Commission, constitutes and appoints, Christopher O. Petersen, Paul B. Goucher, Michael E. DeFao, Ryan C. Larrenaga, Joseph D’Alessandro, and Megan E. Garcy, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as a director of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of common stock, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked with respect to the undersigned director by any subsequent power of attorney the undersigned may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.
Dated the 14th day of February, 2020
/s/ Brian J. Gallagher	Director
Brian J. Gallagher

Columbia Seligman Premium Technology Growth Fund, Inc.
Tri-Continental Corporation
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned, as director of the above listed investment companies that previously have filed registration statements and amendments thereto pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940 with the Securities and Exchange Commission, constitutes and appoints, Christopher O. Petersen, Michael E. DeFao, Ryan C. Larrenaga, Joseph D’Alessandro, and Megan E. Garcy, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as a director of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of common stock, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked with respect to the undersigned director by any subsequent power of attorney the undersigned may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.
Dated the 22nd day of December, 2021.
/s/ Douglas A. Hacker	Director
Douglas A. Hacker

Columbia Seligman Premium Technology Growth Fund, Inc.
Tri-Continental Corporation
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned, as director of the above listed investment companies that previously have filed registration statements and amendments thereto pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940 with the Securities and Exchange Commission, constitutes and appoints, Christopher O. Petersen, Paul B. Goucher, Michael E. DeFao, Ryan C. Larrenaga, Joseph D’Alessandro, and Megan E. Garcy, each individually, her true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as a director of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of common stock, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked with respect to the undersigned director by any subsequent power of attorney the undersigned may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.
Dated the 1st day of June, 2020.
/s/ Sandra Yeager	Director
Sandra Yeager

Columbia Seligman Premium Technology Growth Fund, Inc.
Tri-Continental Corporation
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Joseph D’Alessandro, Paul B. Goucher, Ryan C. Larrenaga, Christopher O. Petersen, Michael E. DeFao and Megan E. Garcy, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as Chief Financial Officer, Principal Financial Officer and Senior Vice President of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of common stock, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked by any subsequent power of attorney I may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office(s) of the Registrant.
Dated: February 1, 2021
/s/ Michael G. Clarke
Michael G. Clarke

COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.
TRI-CONTINENTAL COPORATION
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Michael G. Clarke, Marybeth Pilat, Joseph D’Alessandro, Paul B. Goucher, Ryan C. Larrenaga, Christopher O. Petersen, Michael E. DeFao and Megan E. Garcy, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as Treasurer, Chief Accounting Officer (Principal Accounting Officer), and Principal Financial Officer of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked by any subsequent power of attorney I may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office(s) of the Registrant.
Dated: January 3, 2020
/s/ Joseph Beranek
Joseph Beranek

Exhibit Index
(k)(1)(i)	Schedule A, dated July 1, 2021, and Schedule B to the Stockholder Service Agent Agreement, dated March 1, 2016, between the Registrant and Columbia Management Investment Services, Corp.
(k)(3)	Fund of Funds Investment Agreement, dated January 24, 2022, between First Trust Portfolios L.P. and Tri-Continental Corporation and Columbia Seligman Premium Technology Growth Fund
(k)(4)	Fund of Funds Investment Agreement, dated January 24, 2022, between First Trust CEF Income Opportunity ETF and Tri-Continental Corporation and Columbia Seligman Premium Technology Growth Fund